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                            [VEDDERPRICE LETTERHEAD]


                                                February 26, 2008


VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. James O'Connor

Re:  Aston Funds (the "Registrant" or the "Trust")
     1933 Act No. 33-68666
     1940 Act No. 811-8004
     Post-Effective Amendment No. 86
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Dear Mr. O'Connor:

     On October 15, 2007, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 86 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the "Registration Statement") in connection with the Trust's offering of Class N shares of the Aston/New Century Absolute Return ETF Fund, a series of the Trust (the "New Fund"). You provided comments on the Registration Statement to the undersigned by telephone conference on December 5, 2007. The following sets forth those comments and the Trust's responses to them. All page references are to the Prospectus and the Statement of Additional Information for the New Fund included in Post-Effective Amendment No. 86 filed with the Commission on October 15, 2007 pursuant to Rule 485(a) under the Securities Act of 1933. The Trust intends to file a final post-effective amendment pursuant to Rule 485(b) on or about Wednesday, February 27, 2008, which will go effective on Friday, February, 29, 2008.

GENERAL

1. COMMENT: Please confirm whether there are any limits or parameters that the portfolio managers must adhere to in managing the portfolio assets.

     RESPONSE: The New Fund normally invests at least eighty percent (80%) of its assets in exchange-traded funds (ETFs) whose shares are publicly traded on U.S. exchanges. As discussed in the Fund Summary, the parameters for investing are determined by a mathematical investment process that emphasizes price behavior and trading volume information that New Century Asset Management LLC (the "Subadviser") believes is indicative of stock price. Allocations among

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sectors, geographic regions and asset classes are a residual of the mathematical investment process. The model does not place specific constraints on any of these parameters, and securities selections are made solely based on the model inputs. A security must pass certain liquidity and trading volume requirements to be included in the model, and the model seeks to take into account the correlation of available ETFs with each other. See "Principal Investment Strategies."

     The Fund must comply with the limits of Section 12(d)(1)(F) of the Investment Company Act of 1940, as amended (the "1940 Act"), which limits holdings of the Fund and other affiliated funds to three percent of the outstanding voting shares of underlying ETFs. In addition, federal income tax laws applicable to regulated investment companies generally limit holdings of certain ETFs structured as publicly traded partnerships (e.g., certain commodity
ETFs) to twenty-five percent of the assets of the Fund.

2. COMMENT: Please confirm whether and to what extent the fund intends to invest in ETFs with emerging market exposure and, if so, any limits on such investments.

     RESPONSE: The New Fund invests in exchange-traded funds that are traded exclusively on U.S. exchanges (See "Principal Investment Strategies"). Accordingly, the Fund does not invest directly in foreign securities or in emerging markets and is therefore not exposed directly to certain risks such as currency risk, appropriation risk, custody risk and settlement risk. The Fund may have exposure to foreign securities and emerging markets indirectly through investments in securities of exchange-traded funds that emphasize those markets.

     As discussed above, investments are selected based a mathematical investment process that uses price behavior and trading volume as its primary inputs. Allocations among sectors, geographic regions and asset classes are a residual of the mathematical investment process. The mathematical model does not impose specific constraints on exposure to sectors, geographic regions or asset classes. Registrant notes that the prospectus contains risk disclosure for foreign securities and emerging markets which is identical to the disclosure for other Aston Funds.

3. COMMENT: In the "Principal Risks of Investing in the Fund" section, please clarify the "Manager Risk" disclosure.

     RESPONSE: For the information of the staff, this section applies to both Aston Asset Management LLC in its role of selecting the Subadviser and the Subadviser in its role of selecting individual securities.

4. COMMENT: In the "Principal Risks of Investing in the Fund" section, please clarify the "Sector Concentration Risk" disclosure. Specifically, please discuss whether the fund, as a whole, may invest in ETFs concentrating in a single sector.

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     RESPONSE: Registrant has modified the disclosure regarding sector concentration risk to clarify that the Fund may have significant exposure to a sector or group of related sectors indirectly through its investments in ETFs.

5. COMMENT: Please confirm whether and to what extent the fund may invest in affiliated ETFs.

     RESPONSE: For the information of the staff, the Fund currently does not intend to invest in ETFs that are sponsored by Aston or the Subadviser. Registrant notes that neither Aston nor the Subadviser to the New Fund sponsors or serves as investment adviser or subadviser to any exchange-traded funds.

6. COMMENT: Please describe how the fund intends to vote proxies resulting from ownership of an ETF.

     RESPONSE: See Response No. 7 below.

7. COMMENT: Please describe any sales load or redemption restrictions pursuant to Section 12(d)(1) of the Investment Company Act of 1940, as amended ("1940 Act").

     RESPONSE: As set forth in the Statement of Additional Information, Registrant is investing in exchange-traded funds in reliance on Section 12(d)(1)(F) of the 1940 Act. Registrant will comply with the conditions of that
Section 12(d)(1)(F), which are as follows:

     (i) Immediately after a purchase or other acquisition, not more than three percent of the total outstanding stock (3%) of the issuer is owned by such investment company and all persons affiliated with such investment company;

     (ii) The investment company does not propose to offer its shares through a principal underwriter or otherwise at a public offering price which includes a sales load of more than one and a half percent;

     (iii) No issuer of any security purchased in reliance on section 12(d)(1)(F) shall be obligated to redeem such security in an amount exceeding one percent of its total outstanding securities during any period of thirty (30) days or less; and

     (iv) The investment company will vote securities purchased pursuant to
Section 12(d)(1)(F) in the manner contemplated by Section 12(d)(1)(E), which requires a fund to either (a) echo vote, or (b) pass through voting rights to its shareholders. The New Fund intends to exercise voting rights following an echo voting procedure.

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     The Aston Funds do not sell their shares at a sales load. Accordingly,
Registrant believes that it will comply with the restriction described in (ii) above with respect to sales charges. Although the Fund reserves the right to redeem creation units, the New Fund normally expects to buy and sell shares of ETFs on the applicable exchange and does not expect to redeem creation units of exchange-traded funds in which it invests. Accordingly, the Fund does not expect the redemption provisions described in (iii) above to have a material impact on the Fund's strategy.

8. COMMENT: In the "Portfolio Managers" section, please provide the same level of detail for each portfolio manager.

     RESPONSE: For the information of the staff, Mr. Porter will serve as the sole portfolio manager of the New Fund. The disclosure has been revised to eliminate references to Ms. Mitchell where appropriate.

FEE STRUCTURE

     Please address the following questions regarding the proposed fee structure, which provides for a waiver of fees in connection with a certain standard:

9. COMMENT: Please provide the Board's involvement with regards to monitoring potential conflicts of interest that the fee structure may create.

     RESPONSE: The Board of Trustees engages Aston Asset Management LLC, in its capacity as investment adviser, to oversee the performance of the Subadviser, including monitoring whether the Subadviser is following its stated investment process consistently. The Investment Committee of Aston has responsibility for this function. The Board of Trustees has delegated to its Chief Compliance Officer responsibility for monitoring the potential conflicts of interest presented by the proposed fee structure, and for reporting material compliance issues to the Board. Among other things, the Chief Compliance Officer expects to seek information from the Subadviser regarding the performance of similarly managed accounts that are not subject to the fee waiver and to evaluate material performance discrepancies. The Board of Trustees oversees the activities of Aston, the Subadviser and the CCO through reports received at its regular quarterly Board meetings or through special reports provided on an as needed basis. Portfolio managers generally are requested to make an in-person investment presentation at least annually.

10. COMMENT: Please describe the Board's considerations in approving the fee structure.

     RESPONSE: In approving the Sub-Investment Advisory Agreement, the Board considered the nature, extent and quality of services expected to be provided under the Sub-Investment Advisory Agreement. The Board considered the reputation, qualifications and background of the proposed Subadviser. The Board also considered the investment approach of the Subadviser, the experience


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and skills of investment personnel responsible for the day-to-day investment management of the New Fund and the resources made available to such personnel. The Board considered composite performance information for accounts with similar investment strategies as the New Fund.

     The Board considered the subadvisory fee rates under the Sub-Investment Advisory Agreement as well as the overall management fee structure of the New Fund. The Board considered that the subadvisory fee rate was negotiated at arm's length between Aston and the subadviser, an unaffiliated third party, and that Aston will compensate the Subadviser from its fees. As part of its review of the investment advisory agreement with Aston, the Board received comparative information with respect to the advisory fee and total expense ratio of the New Fund relative to a peer group of funds and considered fees and expenses to be reimbursed by the adviser and/or subadviser, including the proposed fee waiver. The Board considered the potential conflicts of interest raised by the proposed fee waiver.

11. COMMENT: Please provide the staff of the Commission with information regarding how the fee structure is described in the advisory agreements. Please confirm that the fee structure is adequately described in the Registration Statement.

     RESPONSE: The obligation of the Subadviser to waive its fees under the Sub-Investment Advisory Agreement in its entirety under certain conditions is contained in the Sub-Investment Advisory Agreement and reads as follows:

     The following additional provision shall apply for the period from the Fund's commencement of operations through, and including, December 31, 2008, and for each subsequent full calendar year of operations of the Fund thereafter (each period is herein referred to as a "Fee Period"). If the performance of the Fund, as measured by standardized total return (before taxes) as reported in the registration statement of the Fund, for any Fee Period is less than zero, then the Subadviser agrees that it shall not be entitled to any compensation hereunder for the next succeeding calendar year.

     For any period in which this fee waiver is in effect, Aston is obligated to waive its investment advisory fee to an amount equal to .15% of average daily net assets of the New Fund. Aston's obligation is contained in a contractual fee waiver, which remains in effect so long as the Sub-Investment Advisory Agreement remains in effect. Aston may not otherwise terminate the waiver. Registrant has increased the disclosure in the prospectus describing these provisions in more detail.

12. COMMENT: Please describe how the Registrant intends to disclose the fee in the fee table required by Form N-1A. Specifically, how will the management fee be disclosed for calendar years following a waiver of fees.


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     RESPONSE: For calendar years following a fee waiver, Registrant intends to show the stated advisory fee rate set forth in the agreement in the body of the table and the amount waived pursuant to the provisions described in Response No. 11 in a footnote to the fee table.

13. COMMENT: Please provide the staff of the Commission with details regarding the mechanics of implementing the reduction of advisory fee.

     RESPONSE: As described in the prospectus, the fee waiver applies to the next succeeding calendar year following a calendar year period in which performance is negative. The fee waiver takes effect as of January 1st of any calendar year following a period of negative period for the prior year. Accordingly, the Fund will accrue an investment advisory fee at the rate of .15% during any period in which the proposed fee waiver is in effect.

14. COMMENT: Please provide the staff of the Commission with details regarding the termination clauses of the advisory agreements. Specifically, can the advisory or subadvisory agreement be terminated upon 60 days' notice.

     RESPONSE: The Investment Advisory Agreement and Sub-Investment Advisory Agreement contain the same termination provisions as all other Aston Funds. Each Agreement may be terminated upon sixty (60) days' notice by either party to the Agreement. In the event that the Subadviser terminates the agreement during a period in which the waiver would be in effect, the Board will determine what action is in the best interest of the New Fund and will take into account all factors including whether Aston and/or a new subadviser is willing to operate under the waiver. As discussed above, Aston may not terminate its obligation to reduce its advisory fee so long as the subadvisory agreement remains in place.

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     Based on our discussions, we believe that the above responses should address the staff's concerns. If you have any questions or comments, please contact the undersigned at (312) 609-7661.

                                               Sincerely,

                                               /s/ Deborah Bielicke Eades
                                               --------------------------

                                               Deborah Bielicke Eades


cc:  Gerald Dillenburg
     Cathy O'Kelly, Esq.